

July 15, 2010

John G. Corp
President
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

> **Re: Trans Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-23530**

Dear Mr. Corp:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 11

1.   Please expand your disclosure to describe the internal controls used in your reserves estimation effort, and the qualifications of the in-house technical person primarily responsible for overseeing the preparation of the reserves estimates, as contemplated by Item 1202(a)(7) of Regulation S-K.

2.   Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for material additions to your reserve estimates, as contemplated by Item 1202(a)(6) of Regulation S-K.

3.   Please expand your disclosure to address the requirements of Item 1203(b) through (d) of Regulation S-K regarding your proved undeveloped reserves, or otherwise advise as to applicability of each Item requirement. In this regard, we note your proved undeveloped reserves increased approximately 310% from the prior year, yet you do not appear to have explained the reasons for the material change.

Productive Gas Wells, page 11

4.   Please revise your presentation to disclose the number of net productive and dry exploratory wells drilled, distinguished from net productive and dry development wells drilled, as required by Item 1205(a)(1) and (2) of Regulation S-K.

Oil and Gas Acreage, page 11

5.   Please disclose the minimum remaining terms of leases and concessions, as contemplated by Item 1208(b) of Regulation S-K, or otherwise advise us of the applicability of this disclosure requirement.

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

Estimated Quantities of Proved Oil and Gas Reserves, page F-26

6.   We note the majority of your oil and gas reserves are proved undeveloped, and such reserves were added during 2009. We further note that the report of your independent registered public accounting firm and the notes to your financial statements express substantial doubt about your ability to continue as a going concern. In view of the substantial doubt regarding your ability to continue as a going concern, explain to us why you believe it is reasonably certain that the project to develop these reserves will commence within a reasonable time. As part of your response, describe the plans you have in place to develop these reserves. In connection with this, tell us the amount of financing you will need to obtain to complete the development project and how you intend to obtain that financing. See the definition of proved reserves in the master glossary of the ASC, as updated by ASU 2010-03.

Summary of Changes in Standardized Measure of Discounted Future Net Cash Flow Relating to Proved Oil and Gas Reserves, page F-28

7.   With regard to your sources of change in the standardized measure, please explain the reason for the duplicate line item titled 'Oil and gas sales, net of production costs' with amounts totaling $(9,438,608) and $(38,684,691), and how such amounts equate to the related amounts shown on page F-26.

Exhibits and Financial Statement Schedules, page 27

8. Please tell us how you considered the need to file an exhibit with a written consent from your third party expert, Wright & Company, Inc., concerning your references to Wright & Company, Inc., the inclusion of information taken from their reserve letter, and the inclusion of their reserve letter in your Form 10-K. Refer to Item 601(b)(23)(ii) of Regulation S-K. Similar concerns exist concerning your independent registered public accounting firm.

Exhibit 99.1

9. The last paragraph on page three, continuing on page four, states that the report:

> Is solely for the information of Trans Energy and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Trans Energy and for reporting disclosures as required by the SEC. Notwithstanding, Wright understands and authorizes that this estimation of reserves may be included along with certain financial presentations on behalf of Trans Energy. This report should not be used, circulated or quoted for any other purpose without the express written consent of the undersigned, an officer of Wright, or except as required by law.

As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

10. We note the third party has not signed its report dated March 8, 2010. Please note that copies not manually signed must bear typed or printed signatures. As such, please obtain and file a revised version to comply with Item 1202(a)(8)(x) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief